Todd P. Zerega

TZerega@perkinscoie.com

D.  +1.202.654.6378

F.  +1.202.654.9941

February 17, 2017

Via EDGAR Transmission

Ms. Samantha A. Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington, DC 20549

Re.  WesMark Funds (the “Trust” or “Registrant”)

File No. 811-07925

Dear Ms. Brutlag:

On behalf of the above-referenced registrant, set forth below are the oral comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on January 25, 2017, concerning the WesMark Funds registration statement.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses.

1. Comment: In the future please ensure that a Rule 485(a) filing by the registrant is accompanied by a cover letter that details the items to be reviewed by the Staff.

Response: In the future the Trust shall file a cover letter with its Rule 485(a) filing that details the requested review.

2. Comment: Please submit completed fee tables for all funds prior to the effective date of the filing.  The fee tables may accompany the response letter to the Staff’s comments.

Response: Attached as Exhibit A to this response letter are the completed fee tables for each of the Funds.

3. Comment:  Consider breaking out emerging markets risk as a separate risk from Risks of Foreign Investing.  Additionally please include a definition of emerging markets.

Response:  The following disclosure has been added in response to the comment:

“Risks of Emerging Markets. Investments in emerging markets are subject to all the risks associated with foreign investing, however, these risks may be magnified in emerging markets.

Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally planned economies.  Generally, countries are considered emerging markets if they are included in any one of the MSCI emerging markets indices.”

4. Comment:  Please include within “Exchange-Traded Funds Risks” a statement to the effect that investing in ETFs may result in higher fees and expenses for a Fund because the Fund and its shareholders will bear a pro rata portion of the ETFs fees and expenses.

Response: The following disclosure has been added in response to the comment:

“Investing in ETFs may result in higher fees and expenses for a Fund because the Fund and its shareholders will bear a pro rata portion of the ETFs fees and expenses.”

5. Comment: Please provide completed Risk/Return Bar Charts and Average Total Return Tables for all Funds (except for the Tactical Opportunity Fund) for the Staff’s review.

Response: Attached as Exhibit B are Risk Return Bar Charts and Average Total Return Tables for all Funds except for the Tactical Opportunity Fund.

6. Comment: Confirm that there is no subsequent investment minimum for purchases into the Funds.

Response:  Under the section entitled “What do Shares Cost?” the following is disclosed: “Subsequent investments in each Fund must be in amounts of at least $100.”  This statement will be included in each Fund’s Summary Section under “Purchase and Sale of Fund Shares.”

7. Comment: Confirm that the disclosure regarding the use of options in the Growth Fund and Balanced Fund’s principal investment strategy and risk disclosure is consistent with the SEC staff’s guidance as articulated in Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies (July 30, 2010)(the “ICI Derivatives Letter”).

Response: The registrant believes that the applicable disclosure is consistent with the substantive guidance contained in the ICI Derivatives Letter.

8.  Comment: State in the principal investment strategy section for the Balanced Fund whether there are any quality constraints with respect to the fixed income portion of the Fund and whether or not the Fund can invest in non-investment grade debt.

Response: The following language has been added to the principal investment strategy for the Balanced Fund in response to the comment:

“Within the fixed-income allocation, the Adviser primarily selects U.S. dollar denominated, primarily investment-grade, fixed income securities. In addition, the Fund may invest in high-yield fixed income securities when the Adviser considers the risk-return prospects of those sectors to be attractive. The Adviser expects that, normally, no more than 15% of the Fund’s total assets will be invested in securities that are rated below investment grade. However, the Fund may opportunistically invest up to 25% of its total assets in noninvestment-grade debt securities. Investment-grade fixed-income securities are rated in one of the four highest categories (BBB- or higher) by a nationally recognized statistical rating organization (NRSRO). Noninvestment-grade fixed-income securities are rated in one of the six lowest categories (BB or lower) by a NRSRO, or in either case if unrated, of comparable quality as determined by the Adviser.”

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9.  Comment:  Confirm whether or not the Government Bond Fund can invest in non-investment grade debt.

Response:  The following language has been inserted into the principal investment strategy for the Government Bond Fund:

      The Fund does not invest in non-investment grade corporate debt securities as part of its principal          investment strategy.

10.  Comment:  Add enhanced risk with respect to Government Sponsored Entities in the principal risk section of the Government Bond Fund.

Response:  The following additional risk language has been added to the Summary section of the Government Bond Fund:

Agency securities are issued or guaranteed by a federal agency or other government sponsored entity (GSE) acting under federal authority. Some GSE securities are supported by the full faith and credit of the United States. These include the Government National Mortgage Association, Small Business Administration, Farm Credit System Financial Assistance Corporation, Farmer’s Home Administration, Federal Financing Bank, General Services Administration, Department of Housing and Urban Development, Export-Import Bank, Overseas Private Investment Corporation and Washington Metropolitan Area Transit Authority Bonds.  Investors generally regard agency securities as having low credit risks, but not as low as Treasury securities.

Other GSE securities receive support through federal subsidies, loans or other benefits. For example, the U.S. Treasury is authorized to purchase specified amounts of securities issued by (or otherwise make funds available to) the Federal Home Loan Bank System, Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal National Mortgage Association (“Fannie Mae”) and Tennessee Valley Authority in support of such obligations.

            Since 2008, Fannie Mae and Freddie Mac have operated under a conservatorship administered by    the Federal Housing Finance Agency (FHFA).

11.  Comment:  With respect to the WV Municipal Bond Fund include a statement in the principal investment strategy as to whether or not there are any maturity or quality parameters with respect to the Fund.

Response:  The following language has been added to the principal investment strategy of the WV Municipal Bond Fund:

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            The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook, but the   Fund has no set duration parameters. Duration measures the price sensitivity of a fixed-income security to               changes in interest rates. The Fund may invest in fixed-income securities with any maturity.

12.  Comment:  With respect to the WV Municipal Bond Fund clarify whether non-WV investments can be included as part of the Fund’s 80% policy.

Response:  Non-West Virginia investments may be included as part of the Fund’s 80% policy if the interest from such investments is exempt from federal income tax, federal alternative  minimum tax (AMT), and West Virginia income tax.  The current principal investment strategy includes in such policy, in addition to West Virginia issuers, “other issuers, (such as possessions or territories of the United States.”

13.  Comment:  Consider renaming “Diversification Risks’ to read “Non-diversification Risks” in the principal risk section for the WV Municipal Bond Fund.

Response:  The change has been made as requested.

14.  Comment:  In the fee table for the Tactical Opportunity Fund please include language on recoupment of any waived expenses to the extent that recoupment is permitted.

Response:  Recoupment of waived expenses is not permitted under the waiver agreement and accordingly no language on recoupment has been added.

15.  Comment:  In the fee table for the Tactical Opportunity Fund please add a line item for Acquired Fund Fees and Expenses since the Fund will primarily invest in ETFs.

Response:  An Acquired Fund Fees and Expense line item has been added to the fee table.

16.  Comment:  In the principal investment strategy section for the Tactical Opportunity Fund please clarify whether the Fund can be predominately invested in equity securities and predominately invested in fixed income securities or if there are limits to the amount the Fund can invest in either.

Response:  In response to the Staff’s comment the following language is being added to the principal investment strategy for the Tactical Opportunity Fund:

While the Adviser has wide latitude to adjust the equity and fixed income allocations of the Fund, it is expected that during normal market conditions that the Fund’s allocation to equities or fixed income investments will not exceed 85% of the       Fund’s assets.

17.  Comment:  In the principal investment strategy section for the Tactical Opportunity Fund please disclosure whether or not there are any maturity restrictions for the fixed income portion of the Fund.

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Response:  In response to the Staff’s comment the following language is being added to the principal investment strategy for the Tactical Opportunity Fund:

The Adviser selects securities with longer or shorter durations based on its assessment of market conditions, but does not target any specific duration for the fixed-income portion of the Fund. Duration measures the price sensitivity of a fixed-income security to changes in interest rates. The Fund may invest in fixed-income securities with any maturity.

18.  Comment:  In the principal risk section for the Tactical Opportunity Fund, and if appropriate for the other Funds, please consider adding a separate risk for Manager Risk.

Response:  The following Manager risk disclosure has been inserted for each Fund:

Manager Risk:  The Fund is actively managed and the investment techniques and security selection used by the Fund’s managers may not produce the desired results and may cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.

19.  Comment:  In the financial highlights section please include a heading for the Tactical Opportunity Fund and state that financial statements are not yet available for the Fund because it has not yet commenced operations.

Response:  The requested language has been added to the Financial Highlights section.

20.  Comment:  In the Tactical Opportunity Fund’s investment policy with respect to commodities consider detailing the restrictions on investing in commodities contained in the Investment Company Act of 1940 since the 1940 Act does not directly limit commodity investments.

Response:  In response to the Staff’s comment the following supplemental non-fundamental language is being added to the SAI with respect to the Tactical Opportunity Fund:

      The 1940 Act does not directly limit a Fund’s  investment in commodities.  However, the       1940 Act does require a fund to either hold itself out as being          engaged primarily in the         business of investing, reinvesting or trading in securities or  own or propose to acquire             investment securities having a value exceeding  40% of the value of such funds’s total            assets (exclusive of Government securities and cash items).

21.  Comment:  With respect to the Funds’ concentration policy please supplementally state that municipal bonds that are private activity bonds are not excluded from the concentration policy.

Response:  The following language appears under the Concentration Policy section of the Funds’ SAI (emphasis added):  “In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes.”

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If you have any questions with respect to the enclosed, please contact me at (202) 654-6378.

Sincerely,

Todd P. Zerega

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EXHIBIT A

WesMark Small Company Growth Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution (12b-1) Fees	None
Shareholder Services Fee*	0.25%
Other Expenses	0.23%
Acquired Fund Fees & Expenses	0.01%
Total Annual Fund Operating Expenses	1.24%
*The shareholder services fee will be paid to financial intermediaries, including affiliates of the Adviser, for the provision of certain shareholder services.

WESMARK GROWTH FUND

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution (12b-1) Fees	None
Shareholder Services Fee*	0.25%
Other Expenses	0.15%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses	1.17%

*The shareholder services fee will be paid to financial intermediaries, including affiliates of the Adviser, for the provision of certain shareholder services.

WESMARK BALANCED FUND

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution (12b-1) Fees	None
Shareholder Services Fee*	0.25%
Other Expenses	0.23%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses	1.24%

*The shareholder services fee will be paid to financial intermediaries, including affiliates of the Adviser, for the provision of certain shareholder services.

WESMARK GOVERNMENT BOND FUND

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution (12b-1) Fees	None
Shareholder Services Fee*	0.25%
Other Expenses	0.16%
Total Annual Fund Operating Expenses	1.01%
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*The shareholder services fee will be paid to financial intermediaries, including affiliates of the Adviser, for the provision of certain shareholder services.

WESMARK WEST VIRGINIA MUNICIPAL BOND FUND

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution (12b-1) Fees	None
Shareholder Services Fee*	0.25%
Other Expenses	0.22%
Total Annual Fund Operating Expenses	1.07%

*The shareholder services fee will be paid to financial intermediaries, including affiliates of the Adviser, for the provision of certain shareholder services.

WESMARK TACTICAL OPPORTUNITY FUND

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution (12b-1) Fees	None
Shareholder Services Fee*	0.25%
Other Expenses	0.73%
Acquired Fund Fees and Expenses	0.33%
Fee Waiver and/or Expense Reimbursement**	0.00%
Total Annual Fund Operating Expenses	2.06%

*The shareholder services fee will be paid to financial intermediaries, including affiliates of the Adviser, for the provision of certain shareholder services.

** The Adviser is contractually obligated to waive a portion of its fees and reimburse other expenses until February 28, 2018 in amounts necessary to limit the Fund’s operating expenses (excluding interest expense, fees on borrowings and expenses associated with the Fund’s investment in other investment companies, if any, extraordinary expenses, tax reclaim recovery expenses and proxy-related expenses) to an annual rate (as a percentage of  the Fund’s average daily net assets) of 1.75%. This expense limitation arrangement may not be terminated by the Adviser prior to such date unless such termination is approved by the Board.

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EXHIBIT B

WesMark Small Company Growth Fund

Risk/Return Bar Chart

For the periods ended December 31:

Average Annual Total Return Table

For the periods ended December 31, 2016:

WesMark Small Company Growth Fund	1 Year	5 Years	10 Years
Return Before Taxes	11.42%	10.21%	7.34%
Return After Taxes on Distributions	10.10%	9.23%	6.65%
Return After Taxes on Distributions and Sale of Fund Shares	7.56%	8.08%	5.93%
Russell 2000® Index (Does not reflect fees, expenses or taxes, which, if applied, would reduce the Index’s returns.)	21.31%	14.46%	7.07%
Lipper Small Cap Core Funds Average (LSCCFA)	20.56%	13.14%	6.88%

The information provided for LSCCFA represents the average of the total returns reported by mutual funds designated by Lipper, Inc. as falling into the respective category indicated.  Lipper averages do not reflect sales charges.

WESMARK GROWTH FUND

Risk/Return Bar Chart

For the periods ended December 31:

Average Annual Total Return Table

For the periods ended December 31, 2016:

WesMark Growth Fund	1 Year	5 Years	10 Years
Return Before Taxes	0.51%	10.46%	5.34%
Return After Taxes on Distributions	(0.57%)	9.61%	4.73%
Return After Taxes on Distributions and Sale of Fund Shares	1.19%	8.32%	4.27%
S&P 500® Index (Does not reflect fees, expenses or taxes, which, if applied, would reduce the Index’s returns.)	11.96%	14.66%	6.95%
Lipper Large Cap Core Funds Average (LLCCFA)	10.04%	13.14%	6.14%
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The information provided for LLCCFA represents the average of the total returns reported by mutual funds designated by Lipper, Inc. as falling into the respective category indicated.  Lipper averages do not reflect sales charges.

WESMARK BALANCED FUND

Risk/Return Bar Chart

For the periods ended December 31:

Average Annual Total Return Table

For the periods ended December 31, 2016:

WesMark Balanced Fund	1 Year	5 Years	10 Years
Returns Before Taxes	9.68%	7.32%	5.58%
Returns After Taxes on Distributions	8.67%	6.35%	4.79%
Returns after Taxes on Distributions and Sale of Fund Shares	6.23%	5.70%	4.35%
S&P 500® Index (Does not reflect fees, expenses or taxes, which, if applied, would reduce the Index’s returns.)	11.96%	14.66%	6.95%
Barclays Capital Intermediate U. S. Government/Credit Index (BCIGCI) (Does not reflect fees, expenses or taxes, which, if applied, would reduce the Index’s returns.)	2.08%	1.85%	3.84%
Balanced Composite Index (Does not reflect fees, expenses or taxes, which, if applied, would reduce the Index’s returns.)	8.06%	9.52%	6.01%
Lipper Balanced Funds Average (LBFA)	6.55%	7.65%	4.54%

The information provided for LBFA represents the average of the total returns reported by mutual funds designated by Lipper, Inc. as falling into the respective category indicated.  Lipper averages do not reflect sales charges.

The Balanced Composite Index is comprised of a combination of 60% of S&P 500® Index and 40% of BCIGCI.

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WESMARK GOVERNMENT BOND FUND

Risk/Return Bar Chart

For the periods ended December 31:

Average Annual Total Return Table

For the periods ended December 31, 2016:

WesMark Government Bond Fund	1 Year	5 Years	10 Years
Returns Before Taxes	0.79%	1.02%	2.90%
Returns After Taxes on Distributions	0.03%	0.23%	1.88%
Returns after Taxes on Distributions and Sale of Fund Shares	0.48%	0.45%	1.86%
Barclays Capital Intermediate U.S. Government/Credit Index (BCIGCI) (Does not reflect fees, expenses or taxes, which, if applied, would reduce the Index’s returns.)	2.08%	1.85%	3.84%
Lipper Intermediate U.S. Government Funds Average (LIGFA)	0.99%	1.05%	3.21%
Lipper General U.S. Government Funds Average (LGUS)	0.64%	0.95%	3.35%

The information provided for LIGFA and LGUS represents the average of the total returns reported by mutual funds designated by Lipper, Inc. as falling into the respective category indicated.  Lipper averages do not reflect sales charges.

WESMARK WEST VIRGINIA MUNICIPAL BOND FUND

Risk/Return Bar Chart

For the periods ended December 31:

Average Annual Total Return Table

For the periods ended December 31, 2016:

WesMark West Virginia Municipal Bond Fund	1 Year	5 Years	10 Years
Return Before Taxes	0.06%	2.15%	2.97%
Return After Taxes on Distributions	0.05%	2.12%	2.95%
Return After Taxes on Distributions and Sale of Fund Shares	0.93%	2.21%	2.95%
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Barclays Capital Municipal Bond 5 Year Total Return Index (BCM51) (Does not reflect fees, expenses or taxes, which, if applied, would reduce the Index’s returns.)	(0.41%)	1.79%	3.74%
Lipper Intermediate Municipal Debt Funds Average (LIMDFA)	(0.21%)	2.27%	3.28%

The information provided for LIMDFA represents the average of the total returns reported by mutual funds designated by Lipper, Inc. as falling into the respective category indicated.  Lipper averages do not reflect sales charges.

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